UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3 )*

Ophthotech Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

683745103

 (CUSIP Number)

HBM Healthcare Investments (Cayman) Ltd.

Governors Square, Suite #4-212-2

23 Lime Tree Bay Ave., West Bay

Grand Cayman, Cayman Islands

Telephone:  (345) 946-8002

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683745103

1.	Name of Reporting Persons HBM Healthcare Investments (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands, British West Indies
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,611,036(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,611,036(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,611,036(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8090%(2)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes 13,670 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2) This percentage is calculated based upon 33,486,578 shares of the Issuer’s Common Stock outstanding as of July 31, 2014 as reported in Issuer’s Report on Form 10-Q filed on August 6, 2014.

Explanatory Note:  This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D previously filed with the United States Securities and Exchange Commission (the “SEC”) on October 10, 2013 (the “Original 13D” and amended by Amendment No. 1 filed May 15, 2014 and Amendment No. 2 filed June 9, 2014 (the “Schedule 13 D”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13 D.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original 13D.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

Item 4.              Purpose of Transaction

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

The Reporting Person sold an aggregate of 1,012,282 of Common Stock in open market transactions from June 10, 2104 through October 23, 2014 for gross proceeds of approximately $39,739,712.20.

Item 5.              Interest in Securities of the Issuer

Item 5.  Interest in Securities of the Issuer” of Schedule 13D is hereby amended and restated as follows:

(a) – (b) As of this date of this filing, the Reporting Person directly beneficially owns 1,597,366 shares of Common Stock and Warrants to purchase an aggregate of 13,670 shares of Common Stock, which in the aggregate, constitutes approximately 4.8090% of the Common Stock based on 33,486,578 shares of the Issuer’s Common Stock outstanding, as reported in Issuer’s annual report on Form 10-Q filed on August 6, 2014.

(c)                               The following is a list of the shares sold in multiple open market transactions.  Upon request, the reporting person undertakes to provide the Issuer, any security holder of the Issuer, or the Security and Exchange Commission full information regarding shares sold at each separate price within the ranges set forth below.

Entity	Date of Transaction	Number of Shares Sold	Price Per Share
HBM Healthcare Investments (Cayman) Ltd.	June 10, 2014	2,500	$47.00
HBM Healthcare Investments (Cayman) Ltd.	August 13, 2014	2,497	$40.1155
HBM Healthcare Investments (Cayman) Ltd.	August 13, 2014	7,476	$39.6103

HBM Healthcare Investments (Cayman) Ltd.	August 13, 2014	15,000	$39.7029
HBM Healthcare Investments (Cayman) Ltd.	August 14, 2014	12,503	$39.1123
HBM Healthcare Investments (Cayman) Ltd.	August 15, 2014	7,628	$39.5001
HBM Healthcare Investments (Cayman) Ltd.	August 18, 2014	22,372	$40.2828
HBM Healthcare Investments (Cayman) Ltd.	August 19, 2014	20,000	$39.3418
HBM Healthcare Investments (Cayman) Ltd.	August 20, 2014	2,300	$39.0137
HBM Healthcare Investments (Cayman) Ltd.	August 25, 2014	6,924	$37.6458
HBM Healthcare Investments (Cayman) Ltd.	August 26, 2014	12,900	$39.5715
HBM Healthcare Investments (Cayman) Ltd.	August 26, 2014	20,524	$39.1342
HBM Healthcare Investments (Cayman) Ltd.	August 26, 2014	10,776	$38.3464
HBM Healthcare Investments (Cayman) Ltd.	August 27, 2014	15,800	$39.1415
HBM Healthcare Investments (Cayman) Ltd.	August 28, 2014	133	$39.03
HBM Healthcare Investments (Cayman) Ltd.	August 29, 2014	6,825	$39.046
HBM Healthcare Investments (Cayman) Ltd.	September 2, 2014	38	$39.0405
HBM Healthcare Investments (Cayman) Ltd.	September 3, 2014	1,716	$38.6661
HBM Healthcare Investments (Cayman) Ltd.	September 4, 2014	35,766	$38.2516
HBM Healthcare Investments (Cayman) Ltd.	September 8, 2014	26,000	$37.8344
HBM Healthcare Investments (Cayman) Ltd.	September 9, 2014	32,795	$39.3273

HBM Healthcare Investments (Cayman) Ltd.	September 9, 2014	822	$39.4365
HBM Healthcare Investments (Cayman) Ltd.	September 10, 2014	30,000	$40.2712
HBM Healthcare Investments (Cayman) Ltd.	September 10, 2014	30,000	$40.3466
HBM Healthcare Investments (Cayman) Ltd.	September 10, 2014	23,000	$40.3952
HBM Healthcare Investments (Cayman) Ltd.	September 11, 2014	57,000	$40.1347
HBM Healthcare Investments (Cayman) Ltd.	September 12, 2014	25,000	$39.5717
HBM Healthcare Investments (Cayman) Ltd.	September 12, 2014	10,239	$40.0833
HBM Healthcare Investments (Cayman) Ltd.	September 15, 2014	1,240	$39.3057
HBM Healthcare Investments (Cayman) Ltd.	September 16, 2014	15,000	$39.0303
HBM Healthcare Investments (Cayman) Ltd.	September 16, 2014	18,521	$39.0046
HBM Healthcare Investments (Cayman) Ltd.	September 16, 2014	8,300	$39.0022
HBM Healthcare Investments (Cayman) Ltd.	September 16, 2014	7,100	$39.041
HBM Healthcare Investments (Cayman) Ltd.	September 17, 2014	34,600	$39.0335
HBM Healthcare Investments (Cayman) Ltd.	September 17, 2014	1,300	$39.3302
HBM Healthcare Investments (Cayman) Ltd.	September 18, 2014	12,800	$38.8646
HBM Healthcare Investments (Cayman) Ltd.	September 18, 2014	14,441	$39.0191
HBM Healthcare Investments (Cayman) Ltd.	September 19, 2014	21,459	$39.065
HBM Healthcare Investments (Cayman) Ltd.	September 19, 2014	12,837	$39.4857

HBM Healthcare Investments (Cayman) Ltd.	September 22, 2014	4,100	$38.6859
HBM Healthcare Investments (Cayman) Ltd.	September 24, 2014	13,000	$38.5165
HBM Healthcare Investments (Cayman) Ltd.	September 25, 2014	20,063	$38.0089
HBM Healthcare Investments (Cayman) Ltd	October 3, 2014	13,319	$38.6162
HBM Healthcare Investments (Cayman) Ltd	October 7, 2014	16,600	$37.6879
HBM Healthcare Investments (Cayman) Ltd	October 8, 2014	11,337	$38.5538
HBM Healthcare Investments (Cayman) Ltd	October 8, 2014	8,600	$38.5676
HBM Healthcare Investments (Cayman) Ltd	October 9, 2014	25,000	$38.1181
HBM Healthcare Investments (Cayman) Ltd	October10, 2014	20,147	$38.0794
HBM Healthcare Investments (Cayman) Ltd	October 13, 2014	1,000	$38.5025
HBM Healthcare Investments (Cayman) Ltd	October 14, 2014	719	$38.7142
HBM Healthcare Investments (Cayman) Ltd	October 15, 2014	10,000	$37.6015
HBM Healthcare Investments (Cayman) Ltd	October 15, 2014	15,000	$38.0274
HBM Healthcare Investments (Cayman) Ltd	October 16, 2014	100,000	$39.8605
HBM Healthcare Investments (Cayman) Ltd	October 17, 2014	25,000	$40.5000
HBM Healthcare Investments (Cayman) Ltd	October 17, 2014	15,200	$40.1878
HBM Healthcare Investments (Cayman) Ltd	October 17, 2014	19,400	$40.5023
HBM Healthcare Investments (Cayman) Ltd	October 20, 2014	50,000	$39.1053
HBM Healthcare Investments (Cayman) Ltd	October 21, 2014	6,000	$40.5023
HBM Healthcare Investments (Cayman) Ltd	October 22, 2014	4,300	$40.0149
HBM Healthcare Investments (Cayman) Ltd	October 22, 2014	15,300	$39.637

HBM Healthcare Investments (Cayman) Ltd	October 23, 2014	8,037	$39.9351
HBM Healthcare Investments (Cayman) Ltd	October 23, 2014	24,028	$39.7041

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2014	HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

	By:	/s/ Jean-Marc Lesieur
Name: Jean-Marc Lesieur
Title: Director